FOR IMMEDIATE RELEASE

Bright Minds Biosciences Expands Scientific Advisory Board to Include Renowned Leaders in Epilepsy Research

-- Dennis Dlugos, MD, MSCE; Jacqueline French, MD; Terrence O'Brien, MD; Jo Sourbron, MD, PhD, MPharm; and Joseph Sullivan, MD, bring decades of experience in epilepsy drug development and research to support Company’s clinical focus on epilepsy –

Vancouver, British Columbia, March 4, 2025 - Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) (“Bright Minds” or the “Company”), a pioneering company focused on developing highly selective 5-HT2 agonists for the treatment of drug-resistant epilepsy, depression, and other central nervous system (CNS) disorders, today announced the expansion of its Scientific Advisory Board (SAB) to include five distinguished experts in epilepsy research:

▪Dennis Dlugos, MD, MSCE

▪Jacqueline French, MD

▪Terrence O'Brien, MD

▪Jo Sourbron, MD, PhD, MPharm

▪Joseph Sullivan, MD

“The addition of these five esteemed scientists to our SAB reflects our deepening clinical focus on epilepsy. Together with our current SAB members, their expertise will be invaluable as we continue our Phase 2 BREAKTHROUGH study of BMB-101 in adult patients with classic Absence Epilepsy and Developmental Epileptic Encephalopathy (DEE). Their cumulative experience advising on clinical trials across numerous epilepsy and related brain diseases, both in pediatric and adult patient populations, will help shape our trajectory as we seek to advance our pipeline of product candidates,” said Stephen Collins, Chief Medical Officer of Bright Minds Biosciences.

“We are fortunate to welcome these accomplished and highly respected researchers to the Bright Minds team at this exciting juncture. As we advance our clinical programs through the regulatory process, their perspectives and real-world experience will provide important guidance around our development efforts. Epilepsy affects more than 70 million people worldwide, and we are committed to pursuing therapies that reduce seizure frequency and improve the quality of life for patients with drug-resistant epilepsy,” said Ian McDonald, CEO and Co-founder of Bright Minds Biosciences.

Dennis J. Dlugos, MD, MSCE, is Professor of Neurology and Pediatrics at the University of Pennsylvania; and Director, Pediatric Epilepsy Program at Children’s Hospital of Philadelphia (CHOP). Dr. Dlugos currently serves as a Vice-President of the Epilepsy Study Consortium, Incorporated (ESCI).  As Vice-President, he coordinates reviews and adjudications for pediatric epilepsy trials and participated in discussions with FDA regarding extrapolation of efficacy for focal-onset seizures to one-month to age, and the validity of Developmental and Epileptic Encephalopathy broadly (DEE Other) as a clinical indication for pivotal trials and FDA labelling. Dr. Dlugos is also a member of AES and the Pediatric Epilepsy Research Consortium (PERC). He received his MD from Columbia University College of Physicians and Surgeons, New York. He completed his internship in Pediatrics at the National Naval Medical Center, Bethesda, Maryland; residency in Neurology-Child Neurology at the University of Pennsylvania/CHOP; and Epilepsy fellowship at CHOP. Articles authored or co-authored by Dr. Dlugos have been published in Neurology, Annals of Neurology, Lancet Neurology, Epilepsia, Lancet, Nature, the New England Journal of Medicine, and other journals.

Jacqueline French, MD, is a professor of Neurology in the Comprehensive Epilepsy Center at NYU Grossman School of Medicine and Founder/Director of the Epilepsy Study Consortium, an academic group that has performed a number of early phase epilepsy trials. Dr. French trained in Neurology at Mount Sinai Hospital in New York and did her fellowship at Mount Sinai hospital and Yale University. Dr. French serves as the Medical Director of the Epilepsy Foundation. She is the past president of the American Epilepsy Society. She has authored over 300 articles and chapters, and lectures internationally on use of antiseizure medicines.

Terence J. O’Brien, MD, is Chair of Medicine (Neurology) and Head, The School of Translational Medicine, Monash University and Program Director, Alfred Brain and Deputy Director of Research, Alfred Health. He is a specialist in neurology and clinical pharmacology, with particular expertise in epilepsy and neurodegenerative diseases, pre-clinical and clinical trials, and in-vivo imaging in animal models and humans. He leads a large translational research team undertaking both basic studies and clinical studies focused on developing improved treatments for people with epilepsy and related brain diseases, including traumatic brain injury, dementias and brain tumors. He has published >850 peer-reviewed original papers which have been highly cited (>42,000 times GS). He has been a PI on >200 clinical trials, including 8 that have been translated from his basic discovery research program. He has received 18 research awards from national and international scientific bodies.

Dr. Jo Sourbron, MD, PhD, MPharm, is a physician scientist with a clinical practice at the University Hospitals of Ghent (UZ Ghent, Belgium) and a postdoctoral researcher at the University of Leuven (UZ/KU Leuven, Belgium). Dr. Sourbron has a special interest in genetic forms of epilepsy and clinical trials for drug-resistant forms of epilepsy. He has been a preclinical researcher for over a decade, focused on finding novel serotonergic (5-HT) compounds for drug-resistant epilepsies. Dr. Sourbron has explored the efficacy and safety of a variety of anti-epileptic drugs including, 5-HT2 agonists like fenfluramine and lorcaserin in various animal models. For the past five years, he has been particularly involved in research involving epilepsy with eyelid myoclonia (EEM) with prominent photic induction (Sunflower syndrome). Concomitantly, he was involved in the pilot clinical trial of fenfluramine in Sunflower syndrome patients. Finally, he participated in several other clinical trials for drug-resistant epilepsies, such as cannabidiol in the treatment of drug-resistant epileptic disorders.

Joseph Sullivan, MD, is a professor of neurology and pediatrics at the University of California, San Francisco (UCSF) and director of the UCSF Pediatric Epilepsy Center of Excellence at Benioff Children’s Hospital. He has served as principal investigator for numerous clinical trials in pediatric epilepsy and has a particular interest in Dravet syndrome and PCDH19 related epilepsy. He completed a pediatric residency at the Ann & Robert H. Lurie Children’s Memorial Hospital of Northwestern University in Chicago, where he spent an additional year as pediatric chief resident.

He then completed his neurology, child neurology and epilepsy training at the Hospital of the University of Pennsylvania and at The Children’s Hospital of Philadelphia, both in Philadelphia, before taking his first faculty position at UCSF in 2007. He currently serves on the Board of Directors and medical advisory board for the Dravet Syndrome Foundation and is chair of the PCDH19 Alliance scientific advisory board.

Drs. Dlugos, French, O'Brien, Sourbron, and Sullivan join the Company’s current SAB members, Michael P. Bogenschutz, MD, Robert C. Malenka, MD, PhD, Herbert Y. Meltzer, MD, and Dr. Peter Hendricks, PhD.

Grant of Equity Incentive Awards

The Company has granted stock options (the “Options”) to certain directors, officers and consultants of the Company to purchase an aggregate 161,000 common shares (the “Shares”) in the capital of the Company pursuant to the Company’s share option plan and 600 Restricted Stock Units (the “RSUs”). The Options are exercisable at an exercise price of US$35.00 per Share for a period of four (4) years from the date of grant. The Options are subject to vesting periods over the course of the term of the Options.

About Bright Minds

Bright Minds is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives.

Bright Minds has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Forward-Looking Statements

This news release contains “forward-looking information”. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include progress, and completion of the BREAKTHROUGH Study, future clinical development of BMB-101, and future intended use or therapeutic benefit of BMB-101 to treat epilepsy disorders.  A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this news release. These factors include the company’s financial position and operational runway, regulatory risk to operating in the pharmaceutical industry, and inaccuracies related to the assumption made by management relating to general availability of resources required to operate the studies noted in this news release. Additional risk factors can also be found in the Company’s public filings under the Company’s SEDAR+ profile at www.sedarplus.ca. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.The Company undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

Contact Information

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E: alex@brightmindsbio.com

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Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@insitecony.com

The securities of the Company referred to in this news release have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the securities of the Company may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.